EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Report – Class Action Against Pelephone

On August 2, 2015, the Company received the announcement of the company’s subsidiary, Pelephone Communications Ltd., or Pelephone, about a new claim and a class action certification motion which had been filed with the Central District Court against Pelephone, two other communication companies and a company operating in the fields of insurance and finance.

The core issue of the class action is that one of the communication companies has made improper use of its database, in violation of the Privacy Protection Act, 1981, when it transferred or sold its client information to the other companies, including Pelephone. The claim against Pelephone is limited mainly to the purchase or receipt of the above information and making use of it for marketing purposes, in breach of the provisions of the Communication Law (Telecommunications and Broadcasting), 1982, regarding the sending of advertising correspondence (SPAM messages).

The applicant does not explicitly state the amount of the claim against Pelephone.

Pelephone is studying the details of the claim and the request to certify it as a class action and it, or the Company, cannot assess, at this stage, their chances.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.